Exhibit B

BY E-MAIL	28 July 2026

Re:	Board Composition and Director Nominations

Hans Petter Aas Andrew Beveridge Simon Bird Edward Andrew Waryas, Jr. c/o KNOT Offshore Partners GP LLC 2 Queen’s Cross Aberdeen, Aberdeenshire AB15 4YB United Kingdom ir@knotoffshorepartners.com

Dear Independent Members of the Board of Directors:

As you are aware, Astaris Capital Management LLP (together with its affiliates and managed funds, “Astaris”) manages funds that beneficially own 8.1% of all outstanding common units of KNOT Offshore Partners LP (“KNOP”), making Astaris the largest independent beneficial owner of common units1.

Astaris has sought to engage constructively with management and the Board of Directors (the “Board”) on various occasions regarding, among other things, capital allocation and governance matters affecting KNOP, all with a view of maximizing value for unitholders. We are writing to reiterate our desire to meaningfully engage with the Board regarding the appointment of additional independent directors. We believe that thoughtful board refreshment would bring alternative perspectives, relevant expertise and enhanced independent oversight to the governance of KNOP.

As the Board is aware, Astaris previously proposed a director candidate for the Board’s consideration. While the Board purported to evaluate that candidate, Astaris was not satisfied with the Board’s engagement on that proposal, both in terms of the substance of the dialogue and the ultimate outcome. Astaris continues to believe that fresh board perspectives are imperative to enhance unitholder value.

1 Based on 33,660,342 Common Units outstanding.

Astaris is committed to a collaborative process. We are prepared to share with the Board the qualifications and backgrounds of the candidates we would propose, and we welcome the opportunity to discuss the appropriate process and timeline for evaluating those candidates. We urge the Board to respond promptly and in good faith on this important matter and in any event before August 14, 2026.

We would prefer that the Board nominate qualified director candidates who serve the best interests of all unitholders. However, if the Board does not promptly engage with Astaris in a constructive and substantive manner, Astaris is prepared to formally nominate candidates for election to the Board. As you are aware, Astaris has recently increased its ownership from 6.9% to 8.1%. We have also engaged in conversations with like-minded investors and strongly believe that any Astaris nominated candidates would receive substantial support from KNOP’s unitholder base. Astaris trusts that such action will not be necessary but is fully prepared to exercise its rights as a unitholder to ensure that the Board’s composition reflects the interests of all unitholders.

Astaris looks forward to discussing these matters further at the Board’s earliest convenience. We reserve all of our rights as unitholders of KNOP, including the right to take such further actions as we may deem necessary or appropriate to protect our interests and the interests of all unitholders.

Very truly yours,

Astaris Capital Management LLP

____________________________________
By: Martin Beck
Title: Chief Investment Officer